Exhibit 20


FARREL NEWS

FARREL CORPORATION
25 Main Street                                    For immediate release
Ansonia, CT  06401                                CONTACT: WALTER C. LAZARCHECK
(203) 736-5500                                    TELEPHONE:  (203) 736-5500


FARREL CORPORATION DEREGISTERS STOCK; CONTINUES TRADING ON PINKSHEETS


ANSONIA, Conn., December 29, 2003 -- Farrel Corporation (OTC Bulletin Board:
FARL.OB) announced today that it filed a Form 15 with the Securities and Exchange Commission in order to suspend registration of its common stock. The Company reported the deregistration becomes effective 90 days after filing the Form 15; however, the filing results in an immediate suspension of the Company's 10-Q, 10-K and 8-K reporting requirements.

In reaching the decision to deregister, the Board of Directors considered several factors, including the following:

      o   The Company has fewer than 300 registered shareholders;
      o   The Company's common stock sees limited trading activity.
      o   The lack of analyst coverage for the Company's common stock; and
      o The dramatically increasing costs, both direct and indirect, associated with the preparation and filing of the Company's periodic reports with the SEC.

Commenting on the decision, the Board of Directors stated "including the increased auditing fees, the need to hire additional employees in the Company's US and UK finance departments, and the costs of obtaining additional professional advice, the Company anticipates that meeting the requirements of the Sarbanes-Oxley Act likely will cost Farrel in excess of $300,000 per year. In a Company of Farrel's size and market position, it is impossible to justify these massive additional costs. We feel that the Company and its shareholders will be better served in the long-term if financial resources and management's efforts are focused on core business issues."

The Company stated that it intends to make available to shareholders periodic financial information along with press releases announcing material events. The Company also will continue to hold an annual meeting pursuant to Delaware law. Upon its deregistration, the Company's common stock no longer will trade on the OTC Bulletin Board(R), but the Company expects that its common stock will continue to trade through the Pink Sheets(R) (www.pinksheets.com), an electronic quotation service for over-the-counter securities. However, there is no assurance that brokers will continue to make a market in the stock.

Farrel Corporation is a leading designer and manufacturer of machinery used to process rubber and plastic materials. The Company's products include BANBURY(R) and INTERMIX(R) mixers,
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continuous mixers, single and twin screw extruders, plastic compounders, pelletizers, gear pumps and mills. Farrel also provides repair, refurbishment and machinery upgrade services.

This report contains forward-looking statements about the Company and its future plans and objectives. Forward-looking statements are subject to risks and uncertainties that could cause the actual results to vary materially. These risks and uncertainties include the potential that the Company will be required to reregister its common stock, that the Company will be required to comply with expanded auditing requirements even if its common stock is not registered, and that the stock will not be actively traded by registered market makers. Additional risks are discussed in the Company's annual report on Form 10-K filed with the U.S. Securities and Exchange Commission.

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